Accelerated Acquisitions I, Inc.
122 Ocean Park Blvd.
Suite #307
Santa Monica, CA 90405

January 22, 2010

By EDGAR Transmission and by USPS

Tia Jenkins
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re:	Accelerated Acquisitions I, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 26, 2009
Form 10-Q/A for the Quarter Ended September 30, 2009
Filed December 18, 2009
File No. 000-53136

Ladies and Gentlemen:

On behalf of Accelerated Acquisitions I, Inc. (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated December 23, 2009, providing the Staff’s comments with respect to the above referenced report(s).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

U.S. Securities and Exchange Commission
January 22, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 4A(T) — Controls and Procedures page 3

1.
In response to our prior comment one, we note that you have amended your Form 10-Q to provide the disclosures required by Item 307 of regulation S-K.  We also note that management has concluded that your disclosure controls and procedures were effective as of September 30, 2009.  Please tell us how management’s failure to provide the disclosure required by Item 307 of Regulation S-K impacts your conclusion regarding the effectiveness of your disclosure controls and procedures.  Please tell us the factors you considered to support management’s conclusion that the disclosure controls and procedures were effective or amend your Form 10-Q to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

COMPANY RESPONSE:

We have amended the disclosure in the First Amendment to our Form 10-Q for the period ended September 30, 2009 filed on December 18, 2009 in a Second Amendment filed concurrently herewith.  While the omission of this disclosure in the originally filed Form 10-Q was an oversight, the Company now recognizes that the failure to make the required disclosure could be indicative of an overall ineffectiveness in the Company’s disclosure controls and procedures in general.  As a result, the mere fact that the disclosure required by Item 307 was not made requires that the Company conclude that for the period reported such controls were not effective, and we have so indicated in the Second Amendment to the Form 10-Q for the period ended September 30, 2010 filed contemporaneously herewith.  The Company has now re-examined its disclosure controls and procedures to ensure that such examination is carried out on a going forward basis in the manner required by Rule 13a-15 and thereafter reported in accordance with Item 307.

Please be further advised that the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 22, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

ACCELERATED ACQUISITIONS I, INC.

By:	/s/ Timothy J. Neher
Timothy J. Neher
Chief Executive Officer